Exhibit 99.1

Oculis Publishes Invitation to the Annual General Meeting

ZUG, Switzerland, April 21, 2026 – Oculis Holding AG (Nasdaq: OCS; XICE: OCS) (“Oculis”), today published the invitation to the 2026 Annual General Meeting, which will be held on May 13, 2026 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 6:00 a.m. EDT / 10:00 a.m. GMT / 12:00 p.m. CEST.

The 2026 Annual General Meeting will be held in-person and broadcast, with no option for virtual participation. To join the broadcast, please use the following link: https://meetings.lumiconnect.com/100-352-684-319.

Information pertaining to the 2026 Annual General Meeting, including meeting materials, can be accessed on our website at https://investors.oculis.com/events-presentations.

Shareholders holding shares traded on Nasdaq US will receive physical proxy materials and voting instructions.

Shareholders holding shares traded on Nasdaq Iceland will not receive physical proxy materials and may instead submit their voting instructions electronically via the Lumi AGM Mobile Platform provided by Lumi Global. To register for voting of your shares traded on Nasdaq Iceland, please access the following link: www.lumiconnect.com/events/oculisagm2026.

Shareholder Information Session

Oculis will host an information session for all shareholders on Monday, May 11, 2026 at Hilton Reykjavík Nordica, Sudurlandsbraut 2, 108 Reykjavík, Iceland from 12:00-1:00 p.m. EDT / 4:00-5:00 p.m. GMT / 6:00-7:00 p.m. CEST, during which members of management will provide an overview of the 2026 Annual General Meeting proposals and answer questions from shareholders. To attend the shareholder information session either in person or virtually, please register via the following link: https://reg.lumiengage.com/oculis-agm-2026/informationsession. The webcast of the virtual information session will be available following the event by visiting our website at https://investors.oculis.com/events-presentations.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema (DME); Licaminlimab, a novel, topical anti-TNFα in registrational trial, which is being developed with a genotype-based

Exhibit 99.1

approach to drive precision medicine in dry eye disease (DED); and Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies like optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION), with potentially broad clinical applications in various other neuro-ophthalmic and neurological diseases. Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com